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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BroadVision Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

111412 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

Page 1 of 5 pages

CUSIP No. 111412 10 2	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Pehong Chen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 6,617,994(1) 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 6,617,994(1) 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,617,994(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%

12.	TYPE OF REPORTING PERSON* IN

(1)	Includes 5,874,985 shares held by Pehong Chen & Adele W. Chi Trustees The Chen Family Trust dated 1/15/93 and 743,009 shares issuable upon exercise of options within 60 days of December 31, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 pages

CUSIP No. 111412 10 2	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Pehong Chen & Adele W. Chi Trustees The Chen Family Trust dated 1/15/93

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 5,874,985 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 5,874,985 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,874,985

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2%

12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 5 pages

Item 1.

(a)	Name of Issuer

BroadVision Inc.

(b)	Address of Issuer’s Principal Executive Offices

585 Broadway

Redwood City, CA 94063

Item 2.

(a)	Name of Person Filing

Pehong Chen

Pehong Chen & Adele W. Chi Trustees The Chen Family Trust dated 1/15/93 (the “Trust”)

(b)	Address of Principal Business Office or, if none, Residence

585 Broadway

Redwood City, CA 94063

(c)	Citizenship

Pehong Chen    USA

Trust                 California

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

111412 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Pehong Chen     6,617,994(1)

Trust                  5,874,985

(b)	Percent of Class:

Pehong Chen    20.0%

Trust                 18.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Pehong Chen    6,617,994(1)

Trust                 5,874,985

(ii)	Shared power to vote or to direct the vote:

Pehong Chen    0

Trust                 0

Page 4 of 5 pages

(iii)	Sole power to dispose or to direct the disposition of:

Pehong Chen    6,617,994(1)

Trust                 5,874,985

(iv)	Shared power to dispose or to direct the disposition of:

Pehong Chen    0

Trust                 0

(1)	Includes 5,874 shares held by Pehong Chen & Adele W. Chi Trustees The Chen Family Trust dated 1/15/93 and 743,009 shares issuable upon exercise of options within 60 days of December 31, 2002.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2003
Date

/s/ Pehong Chen
Signature

Pehong Chen
Individually and as Trustee of The Chen Family Trust dated 1/15/93

Page 5 of 5 pages